1 Name of Reporting Persons
Ellen R Weiner Family Revocable Trust
2. Check the Appropriate Box if Member of a Group
a)
b)
3. SEC Use Only
4. Citizenship or Place of Organization
US
5. Sole Voting Power
425,899 shares + 235,934 unexercised warrants
6. Shared Voting Power
None
7. Sole Dispositive Power
425,899 shares + 235,934 unexercised warrants
8. Shared Dispositive Power
None
9. Aggregate Amount Beneficially Owned By Each Reporting Person
661,833
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9)
4.592%
12. Type of Reporting Person
00

Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. IXI

Certification
By signing below I certify that to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

Ellen R Weiner, Trustee
Name/Title